As Filed with the Securities and Exchange      Registration No. 333-____________
Commission on December 17, 2002.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                       JIANGSU EXPRESSWAY COMPANY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                         The People's Republic of China
            (Jurisdiction of incorporation or organization of issuer)
                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                       48 Wall Street, New York, NY 10286
                            Telephone (212) 495-1727
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                               New York, NY 10286
                            Telephone (212) 815-2129
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                               New York, NY 10011
                            Telephone (212) 590-9200

                                   Copies to:
 Alejandro E. Camacho                                David T. Zhang
Clifford Chance US LLP                            Dewey Ballantine LLP
   200 Park Avenue                      Suite 701, Edinburgh Tower, The Landmark
  New York, NY 10166                            15 Queen's Road Central
                                                        Hong Kong

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
             If a separate statement has been filed to register the
                   deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=============================================== ==================== ====================== ====================== =================
                                                                     Proposed maximum       Proposed maximum
          Title of each class of                    Amount          aggregate price per    aggregate offering          Amount of
       Securities to be registered             to be registered           unit(1)               price(1)           registration fee
--------------------------------------------- -------------------- ---------------------- ---------------------- -------------------

American Depositary Shares evidenced by             10,000,000            U.S. $0.05          U.S. $500,000.00          U.S. $46.00
American Depositary Receipts, each American          American
Depositary Share evidencing twenty (20) H        Depositary Shares
shares in registered form, with par value of
RMB1.00, of Jiangsu Expressway Company
Limited (the "Shares").
=============================================== ==================== ====================== ====================== =================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.



                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS

              Item 1. Description of Securities to Be Registered.

                              CROSS REFERENCE SHEET

               Item Number and Caption                                            Location in Form of
                                                                         Receipt Filed Herewith as Prospectus
(1)      Name and address of depositary                          Introductory Article

(2)      Title of American Depositary Receipts and
         identity of deposited securities                        Face of American Depositary Receipt, top center

Terms of Deposit:

(a)      The amount of deposited securities represented
         by one unit of American Depositary Receipts             Face of Receipt, upper right corner

(b)      The procedure for voting, if any, the deposited
         securities                                              Paragraphs 15 and 16

(c)      The collection and distribution of dividends            Paragraphs 12, 14 and 15

(d)      The transmission of notices, reports and proxy
         soliciting material                                     Paragraphs 11, 15 and 16

(e)      The sale or exercise of rights                          Paragraph 13

(f)      The deposit or sale of securities resulting from
         dividends, splits or plans of reorganization            Paragraphs 12 and 17

(g)      Amendment, extension or termination of the
         deposit arrangements                                    Paragraphs 20 and 21

(h)      Rights of holders of Receipts to inspect the
         transfer books of the depositary and the list of
         holders of Receipts                                     Paragraph 11

(i)      Restrictions upon the right to deposit or
         withdraw the underlying securities                      Paragraphs 2, 3, 4, 5, 6 and 8

(j)      Limitation upon the liability of the depositary         Paragraphs 13 and 18

(3)      Description of all fees and charges that may be
         imposed directly or indirectly against the
         holders of Receipts                                     Paragraph 7

Item 2.  Available Information.
Statement that Jiangsu Expressway Company Limited
furnishes the Commission with certain public reports and
documents required by foreign law or otherwise under
Rule 12g3-2(b) under the Securities Exchange Act of 1934
and that such reports can be inspected by holders of
American Depositary Receipts and copied at public
reference facilities maintained by the Commission in
Washington, D.C.                                                 Paragraph 11


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits.

     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of _____________, 2002, among Jiangsu Expressway Company Limited (the "Company"), The Bank of New York (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.

     (b) Not applicable.

     (c) Not applicable.

     (d) Opinion of Clifford Chance US LLP, U.S. counsel for the Depositary, as to the legality of the securities being registered.

     (e) Not applicable.

Item 4.  Undertakings.

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) The Depositary undertakes to notify each registered holder of an ADR 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement dated as of ______________, 2002, among Jiangsu Expressway Company Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, as of December 17, 2002.

                                       By:      THE BANK OF NEW YORK,
                                                  as Depositary



                                       By:        /s/ Vincent Cahill
                                                  --------------------------
                                                  Name:     Vincent Cahill
                                                  Title:    Vice President

     Pursuant to the requirements of the Securities Act of 1933, Jiangsu Expressway Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the People's Republic of China, as of December 17, 2002.

                                      By:     JIANGSU EXPRESSWAY COMPANY LIMITED



                                      By:     /s/ SHENG Chang Quan
                                              ----------------------------------
                                              Name:     SHENG Chang Quan
                                              Title:    Chairman

     Each of the undersigned hereby constitutes and appoints SHENG Chang Quan his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of December 17, 2002.

Name                                                  Title
----                                                  -----
/s/ SHENG Chang Quan                           Chairman
-------------------------------------
Name:  SHENG Chang Quan
/s/ ZHOU Jian Qiang                            Director
-------------------------------------
Name:  ZHOU Jian Qiang
/s/ ZHANG Wen Sheng                            Director
-------------------------------------
Name:  ZHANG Wen Sheng
/s/ CHEN Xiang Hui                             Director and General Manager
-------------------------------------
Name:  CHEN Xiang Hui                          (Principal Executive Officer)
/s/ FAN Yu Shu                                 Director
-------------------------------------
Name:  FAN Yu Shu
/s/ CUI Xiao Long                              Director
-------------------------------------
Name:  CUI Xiao Long
/s/ WANG Zheng Yi                              Director
-------------------------------------
Name:  WANG Zheng Yi
/s/ CHENG Chang Yung Tsung                     Independent Director
-------------------------------------
Name:  CHENG Chang Yung Tsung (Alice)
/s/ FANG Hung                                  Independent Director
-------------------------------------
Name:  FANG Hung
                                               Independent Director
-------------------------------------
Name:  WANG Guo Gang
                                               Independent Director
-------------------------------------
Name:  YANG Xiong Sheng                        Manager of the Finance
/s/ LIU Wei                                    Accountant's Department
-------------------------------------          (Principal Financial and
                                               Accounting Officer)
Name:  LIU Wei
/s/ Vincent CAHILL                             Authorized U.S. Representative
-------------------------------------
Name:  Vincent CAHILL

                                INDEX TO EXHIBITS



Exhibit                                                             Sequentially
Number                                                             Numbered Page

(a)  Form  of  Deposit  Agreement  (including  the  form  of
     American Depositary  Receipt),  dated as of __________,
     2002, among the Company,  the Depositary and all owners
     and beneficial  owners from time to time of ADRs issued
     thereunder.                                                        9

(b)  Not applicable.

(c)  Not applicable.

(d)  Opinion of Clifford Chance US LLP, U.S. counsel for the
     Depositary,  as to the legality of the securities being
     registered.                                                        51

(e)  Not applicable.

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